Exhibit 99.1
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China Network Communications Group Corporation's beneficial interest is attributable to its ownership interest in China Netcom Group Corporation (BVI) Limited, a BVI corporation, which is the direct parent of China Netcom Group Corporation (Hong Kong) Limited. The principal business address of China Netcom Group Corporation (BVI) Limited is P.O. Box 3140, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.